Exhibit 99(c) Texas Competitive Electric Holdings Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2012	2011
Net loss	$(2,948)	$(1,740)
Income tax benefit	(894)	(917)
Interest expense and related charges	2,752	3,699
Depreciation and amortization	1,343	1,470
EBITDA	$253	$2,512
Interest income	(46)	(87)
Amortization of nuclear fuel	156	142
Purchase accounting adjustments (a)	55	157
Impairment of goodwill	1,200	—
Impairment and write-down of other assets (b)	6	430
Unrealized net (gain) loss resulting from commodity hedging and trading transactions	1,526	(58)
EBITDA amount attributable to consolidated unrestricted subsidiaries	(4)	(7)
Corporate depreciation, interest and income tax expenses included in SG&A expense	17	16
Noncash compensation expense (c)	7	12
Transition and business optimization costs (d)	33	42
Transaction and merger expenses (e)	38	37
Restructuring and other (f)	14	72
Charges related to pension plan actions (g)	141	—
Expenses incurred to upgrade or expand a generation station (h)	100	100
Adjusted EBITDA per Incurrence Covenant	$3,496	$3,368
Expenses related to unplanned generation station outages	78	181
Pro forma adjustment for Oak Grove 2 reaching 70% capacity in Q2 2011 (i)	—	27
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	—	8
Adjusted EBITDA per Maintenance Covenant	$3,574	$3,584
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Adjustments in 2011 include $46 million related to an asset sale.

(b)	Impairment of assets in 2011 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other in 2011 includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)
Charges related to pension plan actions resulted from the termination and payout of pension obligations for active nonunion employees of EFH Corp.'s competitive businesses and the assumption by Oncor under a new Oncor pension plan of all of EFH Corp.'s pension obligations to retirees and terminated vested participants. The charges represent actuarial losses previously recorded as other comprehensive income.

(h)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(i)
Pro forma adjustment for the year ended 2011 represents the annualization of the actual nine months ended December 31, 2011 EBITDA results for Oak Grove 2, which achieved the requisite 70% average capacity factor in the second quarter 2011.

(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.